Exhibit 3.2.1

Amended and Restated Bylaws of Dollar General Corporation (effective May 27, 2020) (redline version of amended section)

Article V

General Provisions

…

Section 4.Amendment of Bylaws.  Subject to the provisions of the Charter of the Corporation, these Bylaws may be altered, amended, or repealed or new bylaws may be adopted by the majority vote of the entire Board of Directors at any regular or special meeting of the Board of Directors.   Subject to the provisions of the Charter of the Corporation and notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote of the shareholders, these Bylaws may be altered, amended, or repealed or new bylaws may be adopted by the affirmative vote of the holders of at least a majority ~~80%~~ of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.